UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Hava Health Inc.

Legal status of issuer

> *Form*
> C-corp
>
> *Jurisdiction of Incorporation/Organization*
> Delaware, United States
>
> *Date of organization*
> July 20, 2018

Physical address of issuer
2025 Washington Ave, Philadelphia, PA 19146 USA

Website of issuer
https://www.tryhale.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
KISS Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 30, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$852,260	$796,426
Cash & Cash Equivalents	$757,219	$721,754
Accounts Receivable	$49,551	$68,982
Short-term Debt	$1,133,018	$78
Long-term Debt	$1,962,128	$1,265,078
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($641,293)	($430,338)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 24, 2022

Hava Health Inc.



Up to $1,070,000 of KISS Notes


Hava Health Inc. ("Hale Therapeutics", "Hale", "Hava Health", "Hava", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of KISS Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30, 2022, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who have completed the subscription process by April 15, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 through Regulation CF (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.tryhale.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.seedinvest.com/hale.therapeutics

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Hava Health Inc. ("the Company") is a Delaware, United States c-corp, incorporated on July 20, 2018.

The Company is located at 2025 Washington Ave, Philadelphia, PA 19146 USA.

The Company's website is https://www.tryhale.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/hale.therapeutics and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of KISS Notes being offered	$25,000
Maximum amount of KISS Notes through Reg CF	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	April 30, 2022
Use of proceeds	See the description of the use of proceeds on page 10 and 11 hereof.
Voting Rights	See the description of the voting rights on pages 9, 10, 11, and 12 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Nicotine Replacement Therapy market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions. The Company's Board does not keep meeting minutes from its board meetings.Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The KISS Note will not be freely tradable until one year from the initial purchase date. Although the KISS Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the KISS Note. Because the KISS Note has not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the KISS Note has transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the KISS Note may also adversely affect the price that you might be able to obtain for the KISS Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling KISS Note that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the KISS Note reach their maturity date, investors (by a decision of the KISS Note holders holding a majority of the principal amount of the outstanding KISS Note) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the KISS Note into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the

valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $15,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $15,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $15,000,000 valuation cap, so you should not view the $15,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the KISS Note. The KISS Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the KISS Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

The Company has not filed a Form D for its Pre-Seed offering from 2020. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding loans with related parties. On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Devin Serago. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024. On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Joshua Israel. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024. On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Jeffery Domenighini. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024. As of December 31, 2020 and December 31, 2019, aggregate amount of the loan granted to the owners amounted to $49,551 and 68,982, respectively.

The company has outstanding KISS notes. As of December 31, 2020 and 2019, the Company issued a total of two and three KISS note agreements for cash proceeds of $1,932,100 and $1,265,000, respectively. The KISS notes agreements carry a 20% discount rate. The Series 1 KISS- Convertible Note 2018 and Series 2 KISS- Convertible Note 2018 have a maturity date of 2021 and the Series 3 KISS- Convertible Note 2018 has a maturity date of 2022. The KISS notes are convertible into preferred or common units of the Company based on the occurrence of certain transactions, as detailed in the provisions of the agreements. As of December 31, 2020 and 2019, total KISS note agreements were $3,197,100 and $1,265,000.

The Company has outstanding liabilities. The Company owes outstanding liabilities, including (i) a Paycheck Protection Program loan totaling $26,750 in remaining payments due on April 21, 2022 and (ii) a Small Business Association loan approximately $3,200 in remaining payments due on June 22, 2050.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Josh Israel and Devin Serago. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business

Smoking is killing nearly 8M people globally every year, and 30M Americans are looking to quit with limited success. Nearly 5 decades of medical research has failed to produce a pharmaceutical intervention that leads to permanent smoking cessation in even a substantial minority of users. E-cigarettes (or vaporizers) have contributed to a whole new generation becoming addicted to nicotine, and we believe there's no solution on the market for them.

Hale is working to finally introduce a solution that is disruptive to current Nicotine Replacement Therapies like the gum and the patch. Our design-patented dual-capsule medical vaporizer is designed to automatically and gradually wean people off of nicotine, minimizing withdrawal symptoms. Imagine giving a smoker or vaper a device and saying, "Hey, just smoke this and it'll help you quit." We think there's nothing less burdensome.

The vaporizer pairs with a mobile application to target both the psychological and physiological aspects of addiction - gradually decreasing nicotine while providing digital therapy support. This removes the pressure from the user to manage their addiction alone.

Business Plan

We have raised about $2M through grants and Pre-Seed rounds from notable investors, including Village Global (a fund backed by Jeff Bezos & Bill Gates). Our team has built out the hardware and software, and ran a battery of preclinical tests for harmful carcinogens that were analyzed to show the Hale product has a 99% reduction in estimated lifetime cancer risk compared to cigarettes. We have met with both the MHRA (UK) and FDA in regards to our potential paths to regulatory approval. Notably, the MHRA is supportive of our plan/solution and we believe we can get to market in the UK rapidly and use the clinical data gathered there to potentially accelerate US approvals.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.17% of the proceeds, or $122,500, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Preclinical Testing	60%	60%	40%
Clinical Trials	30%	30%	20%
GMP Manufacturing Set Up	10%	10%	20%
Hiring 2 C-Level Execs	0%	0%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Josh Israel	CEO	Overall product and company vision guidance, product design, recruiting, fundraising and managing regulatory strategy
Devin Serago	COO	Managing product development, operations, finance and legal aspects of the business

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Shares	7,950,000	Yes	N/A	N/A	79.50%	N/A
Employee Stock Option Pool	2,050,000	Yes	N/A	N/A	20.50%	N/A
"Pre-Seed" (Pro-forma from Convertibles)	4,664,373	As defined in COI	N/A	N/A	N/A	See COI
"Seed" (Pro-forma for Projected Price Round)	4,000,000	As defined in COI	N/A	KISS Notes sold in this offering will also convert into Preferred Stock	N/A	See COI
Warrants/Safe (Post-Conversion)	530,000	Only on Conversion	N/A	N/A	N/A	N/A

Ownership
A majority of the Company is owned by Josh Israel and Devin Serago.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Josh Israel	3,125,000 Common Stock	31.25%
Devin Serago	3,125,000 Common Stock	31.25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Hava Health, Inc., ("the Company") was incorporated on July 20, 2018 under the laws of the State of Delaware, and is headquartered at 2025 Washington Ave, Philadelphia, PA 19146, USA. The financial statements of Hava Health Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are attached as Exhibit B hereto. The Company's headquarters are located in Wilmington, Delaware.

The company is a digital drug therapy company with a mission to improve clinical outcomes for patients battling nicotine addiction. The company is engaged in solving nicotine addiction through technology. A connected device that automatically adjusts nicotine intake. Our patent-pending design, combined with our mobile application is aimed at automatically reducing nicotine intake over time.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $314,042 in cash on hand as of December 31, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The KISS Notes are being offered with a valuation cap of $15,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Close Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed KISS 1	May 2019	Regulation D	KISS Note	$495,000	Funding continuing operations
Pre-Seed KISS 2	August 2019	Regulation D	KISS Note	$735,000	Funding continuing operations
Pre-Seed KISS 3	December 2020	Regulation D	KISS Note	$757,100	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the KISS Notes.

The KISS Note sold in this Offering will convert in the following circumstances:
● If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
● Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
● If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the KISS Note sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $15,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the KISS Note plus accrued unpaid interest, or the amount of stock the KISS Note would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $15,000,000 valuation cap.

The securities into which the KISS Note in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $1,500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. However, investors who invest $100,000 or greater will be considered "Major Investors" under the KISS Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The KISS Notes in the Regulation D offering convert under similar terms to the KISS Notes in this offering.

Dilution
Even once the KISS Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is

a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has participated in the following related party transactions as summarized in the Reviewed Financials attached as Exhibit B: On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Devin Serago. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024. On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Joshua Israel. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024.On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Jeffery Domenighini. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024.As of December 31, 2020 and December 31, 2019, the aggregate amount of the loan granted to the owners amounted to $49,551 and 68,982, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your KISS Note. At that point, you will be an investor.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold. A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
    1. To the Company that sold the Securities
    2. To an accredited investor
    3. As part of an Offering registered with the SEC (think IPO)
    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Josh Israel*
_____
(Signature)

Josh Israel
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Josh Israel*
_____
(Signature)

Josh Israel
_____
(Name)

CEO
_____
(Title)

February 24, 2022
_____
(Date)

/s/ *Devin Serago*
_____
(Signature)

Devin Serago
_____
(Name)

COO
_____
(Title)

February 24, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

HAVA HEALTH INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Hava Health Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of Hava Health Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 12, 2021
Los Angeles, California

HAVA HEALTH INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	757,219	$	721,754
Due from related parties		49,551		68,982
Total current assets		**806,770**		**790,736**
Property and equipment, net		38,400		-
Security deposit		7,090		5,690
Total assets	**$**	**852,260**	**$**	**796,426**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Convertible Note	$	1,115,000	$	-
Current portion of loan		17,940		-
Other current liabilities		78		78
Total current liabilities		**1,133,018**		**78**
Long term debt less current maturities		12,010		-
Convertible Note		817,100		1,265,000
Total liabilities		**1,962,128**		**1,265,078**
STOCKHOLDERS EQUITY				
Common Stock		672		695
Additional Paid In Capital		275		175
Retained earnings/(Accumulated Deficit)		(1,110,815)		(469,522)
Total stockholders' equity		**(1,109,868)**		**(468,652)**
Total liabilities and stockholders' equity	**$**	**852,260**	**$**	**796,426**

HAVA HEALTH INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	523,835	371,001
Sales and marketing	351	2,496
Research and development	130,710	63,102
Total operating expenses	654,896	436,599
Operating income/(loss)	(654,896)	(436,599)
Interest expense	-	-
Other Loss/(Income)	(13,603)	(6,261)
Income/(Loss) before provision for income taxes	(641,293)	(430,338)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (641,293)**	**$ (430,338)**

See accompanying notes to financial statements.

HAVA HEALTH INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Class Shares	Common Class Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	**7,950,000**	**$ 795**	**$ -**	**$ (39,184)**	**$ (38,389)**
Shares repurchased	(1,000,000)	(100)	-		(100)
Shared-Based Compensation			175		175
Net income/(loss)				(430,338)	(430,338)
Balance—December 31, 2019	6,950,000	695	175	$ (469,522)	**$ (468,652)**
Shares repurchased	(232,500)	(23)	-		(23)
Shared-Based Compensation	-	-	100		100
Net income/(loss)				(641,293)	(641,293)
Balance—December 31, 2020	6,717,500	**$ 672**	**$ 275**	**$ (1,110,815)**	**$ (1,109,868)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(641,293)	$	(430,338)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		9,600		-
Shared-based compensation		100		175
Changes in operating assets and liabilities:				
Due from related parties		19,431		(45,421)
Security deposit		(1,400)		(5,690)
Net cash provided/(used) by operating activities		**(613,561)**		**(481,273)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(48,000)		-
Net cash provided/(used) in investing activities		**(48,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans and Notes		29,950		-
Borrowing on Convertible Note		667,100		1,110,000
Share repurchase		(23)		(100)
Net cash provided/(used) by financing activities		**697,027**		**1,109,900**
Change in cash		35,465		628,627
Cash—beginning of year		721,754		93,127
Cash—end of year	$	**757,219**	$	**721,754**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Hava Health Inc. was incorporated on July 20, 2018 in the state of Delaware. The financial statements of Hava Health Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

The company is digital drug therapy company with a mission to improve clinical outcomes for patients battling nicotine addiction. The company is engaged in solving of nicotine addiction through technology. A connected device that automatically adjusts nicotine intake. Our patent-pending design, combined with our mobile application is aimed at automatically reducing nicotine intake over time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $507,219 and $471,754, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the

related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hava Health Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of devices to the final customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $351 and $2,496, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 12, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Deposit	78	78
Total Other Current Liabilities	**78**	**78**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Inhalation Machines	$ 48,000	$ -
Property and Equipment, at Cost	**48,000**	**-**
Accumulated depreciation	(9,600)	-
Property and Equipment, Net	$ 38,400	$ -

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 was in the amount of $9,600.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with par value of $0.0001. As of December 31, 2020, and December 31, 2019, 6,715,500 and 6,950,500 have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 10,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The restricted stock exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	225,000	$ -	-
Granted	400,000	$ 0.00	
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2019	625,000	$ -	0.66
Granted	200,000	$ -	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2020	825,000	$ -	0.48

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expense calculated under the fair value method for shares expected to vest as of December 31, 2020 was approximately $175. The total fair value of the restricted stock awards vested during 2019 was $100.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
						For the Year Ended December 2020			
PPP loan	$ 26,750	1.00%	4/21/2020	4/21/2022	$ 268	$ 268	$ 17,833	$ 8,917	$ 26,750
SBA loan	$ 3,200	3.75%	6/22/2020	6/22/2050	$ 120	$ 120	$ 107	$ 3,093	$ 3,200
Total					$ 268	$ 268	$ 17,940	$ 12,010	$ 29,950

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 17,940
2022	9,020
2023	103
Thereafter	2,887
Total	**$ 29,950**

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Discount rate	Valuation Cap	Borrowing Period	Maturity Date	For the Year Ended December 2020			For the Year Ended December 2019		
						Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Series 1 KISS- Convertible Note 2018	$ 380,000	20.00%	2,500,000	Fiscal Year 2018	2021	380,000	-	380,000	-	$ 380,000	380,000
Series 2 KISS- Convertible Note 2018	$ 735,000	20.00%	4,000,000	Fiscal Year 2019	2021	735,000		735,000		$ 735,000	735,000
Series 3 KISS- Convertible Note 2018	$ 817,100	20.00%	8,000,000	Fiscal Year 2020	2022		817,100	817,100		150,000	150,000
Total	$ 1,932,100					$ 1,115,000	$ 817,100	$ 1,932,100	$ -	$ 1,265,000	$ 1,265,000

The convertible notes are convertible into Series Seed Preferred Stockat a conversion price. The conversion price the lower of (A) the product of (1) one (1) minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Next Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Next Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (150,733)	$ (87,231)
Valuation Allowance	150,733	87,231
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (249,602)	$ (98,868)
Valuation Allowance	249,602	98,868
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $840,409, and the Company had state net operating loss ("NOL") carryforwards of approximately $840,409. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on

the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Devin Serago. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024.

On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Joshua Israel. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024.

On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Jeffery Domenighini. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024.

As of December 31, 2020 and December 31, 2019, aggregate amount of the loan granted to the owners amounted to $49,551 and 68,982, respectively.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities on month-to-month basis. Rent expense was in the amount of $ 51,046 and $ 66,706 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 12, 2021 the date the financial statements were available to be issued.

On January 28, 2021, Patrick Bursch resigned and its 77,500 shares were repurchased by the company. (Earned 22,500).

On May 10, 2021, Jeffery Domenighini resigned and its 187,500 shares were repurchased by the company. (Earned 312,500, 1m was repurchased in 2019 so he held only 500k in restricted).

On August 31, 2021, Maygol Kabiri resigned and its 30,000 shares were repurchased by the company. (Earned 20,000).

On October 13, 2021, 500,000 common shares issued to Joshua Israel from treasury.

On October 13, 2021, 500,000 common shares issued to Devin Serago from treasury.

On October 20, 2021, the Board Resolution Approving issuance of common stock for advisors was put in place.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
SI Website



Hale Therapeutics

Proprietary medical vaporizer and mobile application to help smokers quit nicotine more easily

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$1,000	$15,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST IN HALE THERAPEUTICS

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Biotechnology | Hardware | Life Sciences | Philadelphia

Website: http://www.tryhale.com

Share:

Hale Therapeutics is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Raised $1.98M in Pre-Seed rounds from key investors including Village Global, The Venture Collective, Ben Franklin Technology Partners, Monozukuri Ventures, Backstage Capital, Todd Jackson (First Round Capital), and Peter Moran (DCM).
- Met with both the FDA and MHRA (UK) in regards to paths to regulatory approval. MHRA has provided positive advice on preclinical and clinical plan, providing a potential path to approval in the UK in a target of 24 months.
- Key advisors include Dr. Thomas Brandon (Chair, Moffitt Cancer Center Department of Health Outcomes & Behavior - Tobacco Addiction), Dr. Seth Goldenberg (VP, Veeva; ex-Regulatory Chemist, FDA), and Dr. Rick Pescatore (Chief Physician, Delaware Division of Public Health).
- Preclinical toxicological testing was analyzed to show up to 99% reduction in estimated lifetime cancer risk as compared to combustible cigarettes, which can potentially de-risk upcoming testing for regulatory submissions in the UK & US.
- Three patent applications filed for the vaporization device and smoking-cessation apparatus; and a design patent granted for the dual-capsule vaporizer apparatus design.

Fundraise Highlights

- Total Round Size: US $4,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Valuation Cap: US $15,000,000
- Target Minimum Raise Amount: US $1,500,000
- Offering Type: Side by Side Offering

Smoking is one of the leading causes of preventable death. Vaping has caused a new generation of people to become addicted to nicotine. Yet, we believe there's nothing on the market that truly helps people quit nicotine. That's where Hale comes in.

Problem

Smoking is killing nearly 8M people globally every year, and 30M Americans are looking to quit with limited success. Nearly 5 decades of medical research has failed to produce a pharmaceutical intervention that leads to permanent smoking cessation in even a substantial minority of users. E-cigarettes (or vaporizers) have contributed to a whole new generation becoming addicted to nicotine, and we believe there's no solution on the market for them.

Solution

Hale is working to finally introduce a solution that is disruptive to current Nicotine Replacement Therapies like the gum and the patch. Our design-patented dual-capsule medical vaporizer is designed to automatically and gradually wean people off of nicotine, minimizing withdrawal symptoms. Imagine giving a smoker or vaper a device and saying, "Hey, just smoke this and it'll help you quit." We think there's nothing less burdensome.

The vaporizer pairs with a mobile application to target both the psychological and physiological aspects of addiction - gradually decreasing nicotine while providing digital therapy support. This removes the pressure from the user to manage their addiction alone.

Traction

We have raised about $2M through grants and Pre-Seed rounds from notable investors, including Village Global (a fund backed by Jeff Bezos & Bill Gates). Our team has built out the hardware and software, and ran a battery of preclinical tests for harmful carcinogens that were analyzed to show the Hale product has a 99% reduction in estimated lifetime cancer risk compared to cigarettes. We have met with both the MHRA (UK) and FDA in regards to our potential paths to regulatory approval. Notably, the MHRA is supportive of our plan/solution and we believe we can get to market in the UK rapidly and use the clinical data gathered there to potentially accelerate US approvals.

Pitch Deck



Gallery





Hale System.

Media Mentions

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The Team

Founders and Officers



Josh Israel
CEO

Josh is Co-Founder & CEO of Hale Therapeutics. He previously founded Thrill Group, a collective of forward-thinking platforms in India that was eventually sold to Shaadi.com. Josh handles overall company vision, product strategy and design. In addition, Josh is in charge of team recruitment and investor relations. Prior to starting his entrepreneurial journey, Josh was an International Sales Rep for a financial services organization and attended Rutgers University.



Devin Serago
COO

Devin is Co-Founder & COO of Hale Therapeutics. He previously founded Thrill Group with Josh, a collective of forward-thinking platforms in India that was eventually sold to Shaadi.com. Devin heads up overall product development, focusing on engineering and product performance. In addition, he is in charge of all financial and operational aspects of the company. He was previously an accountant at the Reinvestment Fund and holds a Bachelors in Finance and Accounting from Monmouth University.

Notable Advisors & Investors

 **Village Global**    **The Venture Collective**    **Monozukuri Ventures**

 **Backstage Capital**

 **Quake Capital**

 **Ben Franklin Technology Partners**

 **NextFab**

 **Peter Moran**
Investor, ex-DCM General Partner

 **Deb Conway**
Investor, Acme Capital

 **Sheel Mohnot**
Investor, Better Tomorrow Ventures

 **Todd Jackson**
Investor, First Round Capital

 **Dr. Thomas Brandon**
Advisor, Tobacco Dependence, Moffitt Cancer Center

 **Dr. Rick Pescatore**
Advisor, Medical, Chief Physician Delaware Division of Public Health

 **Dr. Seth Goldenberg**
Advisor, Regulatory, Ex-FDA

 **Adam Schoenfeld**
Advisor, Operating, Founder Greenlane

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $4,000,000
Minimum investment:	US $1,000
Target Minimum:	US $1,500,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	20.0%
Valuation Cap:	US $15,000,000
Interest rate:	2.0%
Note term:	18 months

Additional Terms

Custody of shares:	Investors who invest less than $100,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Hale Therapeutics has set an overall target minimum of US $1,500,000 for the round, Hale Therapeutics must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Hale Therapeutics's Form C.
Regulation CF cap:	While Hale Therapeutics is offering up to US $4,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.

Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Preclinical Testing
Clinical Trials
GMP Manufacturing Set Up

If Maximum Amount Is Raised

Preclinical Testing
Clinical Trials
GMP Manufacturing Set Up
Hiring 2 C-Level Execs

Investor Perks

Investors who **invest between $5,000 and $9,999 by Friday, March 18th at 11:59 PM ET** will be provided 1 device free of cost along with a lifetime subscription to our mobile app.

Investors who **invest between $10,000 and $49,999 by Friday, March 18th at 11:59 PM ET** will be provided 1 device and a 12-month supply of capsules free of cost, along with a lifetime subscription to our mobile app.

Investors who **invest $50,000 and over by Friday, March 18th at 11:59 PM ET** will be provided 5 devices and a 12-month supply of capsules free of cost for 5 people, along with lifetime subscriptions for each person to our mobile apps. You will also be given access to the founders during a one-day offsite at a time and place of your choosing.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Hale Therapeutics's prior rounds by year.



$17500000
$15000000
$12500000
$10000000
$7500000
$5000000
$2500000
$0
Other Pre-Seed KISS 1 (Convertible)
Other Pre-Seed KISS 2 (Convertible)
Other Pre-Seed KISS 3 (Convertible)
Current Seed (Convertible)

Pre-Seed KISS 1

Round Size	US $495,000
Closed Date	May 1, 2019
Security Type	Convertible Note
Valuation Cap	US $2,500,000

Pre-Seed KISS 2

Round Size	US $735,000
Closed Date	Aug 8, 2019
Security Type	Convertible Note
Valuation Cap	US $4,000,000

Pre-Seed KISS 3

Round Size	US $757,100
Closed Date	Dec 1, 2020
Security Type	Convertible Note
Valuation Cap	US $8,000,000

Market Landscape



Global Nicotine Replacement Therapy Market Size (2021-2025)

Hale Therapeutics seeks to impact the **Global Nicotine Replacement Therapy Market**.

The Global Nicotine Replacement Therapy Market is expected to grow at a CAGR of 16% to nearly $150B by 2028. The current solutions that people are turning to are the following:

- Nicorette (gum)
- Nicoderm (patch)
- Chantix (pill)

These products generate billions of dollars a year in revenue, but have extremely low cessation success rates or have produced adverse side effects that have led to recalls ("Pfizer Recalls Anti-Smoking Drug Chantix Over Cancer Concerns", Healthline, 2021). Some of the main reasons we believe these products don't work is that they do not mimic smoking behavior, they don't deliver nicotine as rapidly as inhalation does, and they don't reduce dosage continuously.

Initially, Hale will focus on the approximately 33 million smokers who are looking to quit in the US & UK and have most likely tried one of the above alternatives to no avail. As we grow, and prove that our solution is effective, we will plan to expand our market into e-cigarette users looking to quit as well.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Nicotine Replacement Therapy market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions. The Company's Board does not keep meeting minutes from its board meetings.Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The KISS Note will not be freely tradable until one year from the initial purchase date. Although the KISS Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the KISS Note. Because the KISS Note have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the KISS Note have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the KISS Note may also adversely affect the price that you might be able to obtain for the KISS Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling KISS Note that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the KISS Note reach their maturity date, investors (by a decision of the KISS Note holders holding a majority of the principal amount of the outstanding KISS Note) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the KISS Note into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $15,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $15,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $$15,000,000 valuation cap, so you should not view the $15,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the KISS Note. The KISS Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the KISS Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

The Company has not filed a Form D for its Pre-Seed offering from 2020. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding loans with related parties. On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Devin Serago. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024. On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Joshua Israel. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024. On October 9, 2018, the company entered into a loan agreement and loaned $25,000 to one of the owners, Jeffery Domenighini. The loan bears no interest rate and the unpaid principal shall be payable in full on October 9, 2024. As of December 31, 2020 and December 31, 2019, aggregate amount of the loan granted to the owners amounted to $49,551 and 68,982, respectively.

The company has outstanding KISS notes. As of December 31, 2020 and 2019, the Company issued a total of two and three KISS note agreements for cash proceeds of $1,932,100 and $1,265,000, respectively. The KISS notes agreements carry 20% discount rate. The Series 1 KISS- Convertible Note 2018 and Series 2 KISS- Convertible Note 2018 have a maturity date of 2021 and the Series 3 KISS- Convertible Note 2018 has a maturity date of 2022. The KISS notes are convertible into preferred or common units of the Company based on the occurrence of certain transactions, as detailed in the provisions of the agreements. As of December 31, 2020 and 2019, total KISS note agreements were $3,197,100 and $1,265,000.

The Company has outstanding liabilities. The Company owes outstanding liabilities, including (i) a Paycheck Protection Program loan totaling $26,750 in remaining payments due on April 21, 2022 and (ii) a Small Business Association loan approximately $3,200 in remaining payments due on June 22, 2050.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Josh Israel and Devin Serago. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Hale Therapeutics's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Hale Therapeutics's Form C

Data Room

NAME	LAST MODIFIED	TYPE
> ☐ Financials (3 files)	Feb 23, 2022	Folder
> ☐ Fundraising Round (1 file)	Feb 23, 2022	Folder
> ☐ Investor Agreements (1 file)	Feb 23, 2022	Folder
> ☐ Miscellaneous (4 files)	Feb 23, 2022	Folder

Join the Conversation

Be the first to post a comment or question about Hale Therapeutics.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Hale Therapeutics

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Hale Therapeutics. Once Hale Therapeutics accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Hale Therapeutics in exchange for your securities. At that point, you will be a proud owner in Hale Therapeutics.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Hale Therapeutics has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Hale Therapeutics does not plan to list these securities on a national exchange or another secondary market. At some point Hale Therapeutics may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Hale Therapeutics either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Hale Therapeutics's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Hale Therapeutics's Form C. The Form C includes important details about Hale Therapeutics's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



Automated Smoking Cessation Solution



THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY CONTAIN HYPOTHETICAL ILLUSTRATIONS OF MATHEMATICAL PRINCIPLES, ARE MEANT FOR ILLUSTRATIVE PURPOSES, AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

OUR MISSION

END NICOTINE ADDICTION.



MILLIONS ARE DYING.
BILLIONS ARE BEING SPENT.

- As a result of smoking, nicotine addiction is a leading cause of preventable death. **8MM people die every year*** from smoking related illnesses.

- **Over $40 Billion** was spent in 2020 in an effort to quit smoking cigarettes, but current solutions do not work for 80% of smokers.

- Vaping is a **$6 Billion market** that's growing rapidly and **more than 60% of users want to quit**, yet most solutions on the market are ineffective.

*Contrary to popular belief, smoking rates and deaths are increasing:
https://www.theguardian.com/society/2021/may/27/number-of-smokers-has-reached-all-time-high-of-11-billion-study-finds






Nicotine Capsule

Drug-Free Capsule





DUAL CAPSULE, DUAL-COIL DESIGN.

**3 Patent Applications Filed,
+ 1 Design Patent Granted**

PHYSIOLOGICAL SUPPORT

NICOTINE REDUCTION DELIVERY SYSTEM

By controlling the time and temperature of the coils on each capsule, **we can effectively reduce the nicotine dose over time, automatically & gradually, while inversely dosing our drug-free formulation -** providing a consistent smoke experience to end users.

Our ability to **incrementally reduce** nicotine consumption is projected to reduce withdrawal symptoms and relapse rates.

We have 1 design patent granted and 3 filed patent applications, 1 application around the utility of our device, 1 that enables practitioners to control dosing remotely, and 1 focused on temperature control using pod based thermistors within our capsules.

PSYCHOLOGICAL SUPPORT

BACKED BY INTELLIGENT SOFTWARE

With our mobile app constantly understanding usage behavior from a variety of different smokers, and as our datasets grow, we can tailor our cessation experience accordingly to ensure each individual smoker has a pleasant experience.

Incorporating psychological support to round out the Hale program will provide a "full-stack" experience that we believe is necessary to help smokers truly quit - and something big tobacco cannot do as they're banned from the app stores.

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HALE
THERAPEUTICS

Your Hit Count

Daily   Weekly

Today
12
Hits

Yesterday
19
Hits



A SUBSCRIPTION FOR EVERY SMOKER



$50
Device Cost

One Time Purchase

$20 - 100
Monthly Subscription

- Complimentary Capsules
- Mobile App Insights
- Digital Therapy

$300
Estimated Profit Per User

- 6 Month Cessation Plan
- 6 Month Clean Plan

$160

Current Average NRT Spend Per Month







HOW HALE FIXES THE PROBLEMS

Smoking is both a **psychological** and **physiological** burden to overcome. With our solution, we've addressed both. Hale:

- Allows similar behavior to smoking cigarettes
- Delivers nicotine rapidly, and the right amount for the user
- Doesn't ask the user to figure out their dose
- Very gradually reduces dosage to minimize withdrawal *(see next slide for sample cessation program)*
- Provides additional support through digital therapy
- Allows the user to smoke as they normally do, while our technology handles the cessation process

We are creating a safe **NRT vaporizer** with the goal of being **FDA approved** that is intended for true cessation. We believe Hale will vastly outperform the patch, gum and vaping, **creating a new multi-billion dollar product category.**



HALE'S GRADUAL REDUCTION SYSTEM

Day 1-56	**100%**
Day 57	**99.5%**
Day 58	**99%**
Day 59	**98.5%**
Day 60	**98%**
Day 61	**97.5%**
Day 62	**97%**

You get the point.

VS



NicoDerm CQ.

Day 1-42	**100%**
Day 43-49	**50%**
Day 50-56	**25%**
Day 56+	**Good Luck** 👋



While other NRTs like NicoDerm make drastic reductions in dosage from one day to the next causing withdrawal symptoms, we reduce our dosage incrementally on a daily basis and don't abandon our users at a predetermined dose and day.

This method will aid in compliance and increase cessation success rates.





THE COMPETITION HAS FALLEN SHORT

Nicotine Replacement Therapies (NRTs) like the gum and patch generate **billions in revenue**, but most achieve an abysmal **15-20% Cessation Success Rate.** This is due to a number of factors:

- Lack of appropriate physiological satiation
- Ineffective delivery method (slow nicotine delivery/absorption)
- Manual dose control
- Giant steps in dosage reduction causing withdrawal symptoms
- Completely different behavior (psychologically ineffective)

Vaping is increasingly being used as an NRT by desperate smokers looking to quit, however these **products increase addiction levels,** have led to health issues and the **majority of vapers are now looking to quit completely.**



NRTs

VAPING

JUUL

blu

WE'VE ACHIEVED A LOT BY OPERATING LEAN

We raised $2MM in Pre-Seed Rounds from Village Global, The Venture Collective, Backstage Capital, Alleghany Health Network, and a number of notable angel investors, got to where we are, and have capital left in the bank.



Product

Hardware, software, and Hale formulations are ready for clinical testing. 1 design patent has been granted, and 3 patent applications have been filed.

Preclinical Testing

Preclinical testing has shown us an extremely safe toxicological profile for the vapor generated from our device.

Regulatory

FDA & MHRA meetings have been conducted and we believe we have a clear path to both markets.

$150 Billion Growing Market

The Global Nicotine Replacement Therapy market size is expected to grow at a CAGR of 16% to reach $150 Billion by 2028 and current solutions are simply ineffective.

That's where Hale comes in. While we can't beta test our product easily given the regulatory requirements, we polled 100 smokers looking to quit with promising results:

90% Would try an FDA Approved E-Cigarette that helps them quit.

98% Would like it if that e-cigarette gradually reduced their nicotine.

76% Cited withdrawal symptoms as the reason other NRTs didn't work.





Source: Grandview Research (https://www.grandviewresearch.com/industry-analysis/nicotine-replacement-therapy-market)



THE OPPORTUNITY IS ALREADY MASSIVE, AND GETTING BIGGER

40M
Smokers in US & UK

11M
Vapers in US & UK



33M
Want to quit smoking & vaping

=

PROJECTED REVENUE

$400M+
Annual Recurring Revenue

\+

$40M+
Annual Device Sales



Currently, 33 Million smokers want to quit cigarettes & vaping and the numbers are growing. As more people want to quit, our potential customer base grows.

Capturing a fraction of this market, 4%, with an average user on our pricing model, including churn, leads us to significant revenues and clear path to a multi-billion dollar opportunity.

Financial projections disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see data room for additional detail regarding the assumptions underlying these projections.



ACCELERATING REGULATORY APPROVAL

We're pursuing both a UK (MAA) and US (505(b)(2)) regulatory approval simultaneously, with the UK anticipated to be much earlier than US thanks to regulatory winds shifting in our favor. This financing round will get us through a clinical trial in the UK, providing efficacy data to signal to future Series A investors that our solution works and we've de-risked the approval process.

The UK regulatory process does not inhibit the US approval process. In fact, it will speed it up.





FDA MHRA Regulating Medicines and Medical Devices

WHY THE UK?

- The UK is pushing a transition from combustibles to e-cigs. However, the scientific community knows they're still addictive and *wants* something better.
- The MHRA has commented extremely positively on our product, going so far as to suggest participation in a non public program to speed up our timeline and reduce our regulatory burden.
- We believe we will have a product that can transition smokers better than current e-cigs (higher % nicotine than anything else on the market thanks to medicinal approval).
- ~24 month targeted approval timeline.

> *"We quite like your approach."*
>
> \- MHRA Representative

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Future events disclaimer: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. See projections in Data Room for more detail.

WHEN DOES HALE GET TO MARKET?



Utilizing a two-country approach, with the UK being our first market enables us to accelerate time to approval in the United States while beginning to generate revenue quicker than classic biotech companies.

2019	2020/2021	2022	2023	2024	2025+
FDA Pre-IND Meeting	**FDA Type C Meeting & MHRA Scientific Advice Meeting.**	**Pivotal Preclinical & Clinical Testing**	**MHRA Approval & Phase 2+3 Studies**	**FDA Approval under 505(b)(2)**	**Additional markets**
Conducted first meeting with FDA to understand regulatory path to market.	Submitted Type C Briefing Package to FDA with preclinical data to reduce testing burden and met with MHRA in regards to UK approval.	We will be conducting all necessary preclinical and clinical testing for MHRA (UK) Approval and an IND (US) submission	We will seek approval in the UK along with beginning to initiate our Phase 2 and 3 studies for US Approval.	We will be generating significant revenue in the UK while submitting our NDA to be approved in the US.	We will begin to look into additional global markets utilizing data from MHRA and FDA submissions to accelerate approvals in other countries.



Future events disclaimer: This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

ENTERING & TAKING OVER MARKETS

Our health & efficacy claims coupled with our full-stack experience will enable us to gain market share & take over.



HALE

QUIT SMOKING
WITH
HALE

EARLY ACQUISITION	CONVERSION	CESSATION SUCCESS	EXPANSION
We plan to partner with a retail pharmacy* to have trusted pharmacists **recommend our product to their customers to quit smoking.**	With medicinal approval, we have the ability to have a higher concentration of nicotine (in the UK) than e-cigs which will **allow us to convert smokers more easily.**	Our dosage reduction algorithm and mobile psychological support is projected to **create a successful cessation experience and increase our ability to capture consumers.**	From there, we will start expanding via D2C, additional retail channels and **start mass advertising campaigns using our cessation success rate data.**

***We've brought on advisors that have 20 years in FMCG experience, including bringing top e-cig brands to the UK. They have established relationships with the top retail pharmacy partners and access to ~1,200 retail outlets.**



WE'VE DE-RISKED THE NEXT MILESTONES

Our preclinical aerosol testing showed a safe toxicological profile in our vapor. Our dosing is consistent. We're ready for clinical trials.

We believe we've de-risked some of the major testing necessary as part of the regulatory approval process and we're confident that we will be able to successfully submit an MAA and IND. Early preclinical toxicological testing was analyzed to determine up to 99% reduction in estimated lifetime cancer risk compared to combustible cigarettes. Additionally, reproductive and developmental toxicity risk was reduced by over 60%.

Nicotine Dose Per Puff

.06 mg/puff

Select HPHCs Not Detected

Lead, Nickel, Cadmium, Chromium, Acetaldehyde, Acetoin, Acrolein, Butanal, Crotonaldehyde, Diacetyl, Furfural, Pentanedione

*See Appendix 1 for more detailed information

USE OF CAPITAL

Submit our CTA to the MHRA to start clinical trials

Run Phase 1 safety study (with secondary endpoint being efficacy)

***Submit IND & Phase 1 Trial Results** to the FDA

File additional IP around V2 hardware and software improvements

Dependent on FDA response to Type C Briefing Questions

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



OUR TEAM

We're entrepreneurs, mechanical & electrical engineers, toxicologists, medical device experts, software developers and designers.

Our multidisciplinary team has a necessary breadth of experience; from successfully building a startup, to getting inhalation drugs through regulatory agencies, building hardware for military contracts and 10+ years of managing the entire design process – we are well-equipped to bring our vision to reality.



Josh Israel
Co-Founder & CEO



Devin Serago
Co-Founder & COO



Zafer Balbous
VP, Engineering



May Kabiri
Operations Manager



Jeff Domenighini
Head of Mechanical Engineering



Peja Markovic
Head of Product Design

Contracting



Willie McKinney
Senior Inhalation Toxicologist



Autumn Bernal
ENDS Toxicologist

Alison Sathe
Regulatory Affairs, Device



OUR ADVISORS

Ex-FDA, Big-Pharma, Medical Doctors, NRT startup Execs, Researchers + more comprise the advisors backing us.

Their experience has been guiding us through issues related to product, regulatory, and overall business strategy. As we progress, their contacts and knowledge will continue to assist us in avoiding mistakes and moving forward faster.



Dr. Seth Goldenberg
Ex-FDA, PhD Pharmacology
Regulatory Advisor



Dr. Thomas Brandon
Moffitt Cancer Center
Tobacco Dependence

Dr. Rick Pescatore
Chief Physician
State of Delaware



Jason Carter
Ex-Chief Counsel, Novartis
Regulatory Advisor



Adam Schoenfeld
Co-Founder, Greenlane
Strategy & Distribution



Brian Edquist
Ex-Chrono Therapeutics
NRT Regulatory Strategy

OUR INVESTORS & RELATIONSHIPS



From funds to individuals with experience ranging from hardware to healthcare, their early guidance has helped us get to where we are and we're excited to have some double down in our upcoming round.

We're excited to announce a unique relationship with Broughton Nicotine Services as part of this round. They are the premier Nicotine Regulatory Consulting firm in the UK, have worked on over 50 nicotine product applications, and have told us that they have never engaged with a company in this capacity on a project similar to this.



VILLAGE
GLOBAL



BACKSTAGE
CAPITAL



Ben Franklin
Technology PArtners



TC



Monozukuri
Ventures



Broughton
Nicotine Services



Deb Conway
Angel/VC





Todd Jackson
First Round Capital

Sheel Mohnot
Angel/Fintech VC



Peter Moran
Superangel



HALE
THERAPEUTICS

JOIN OUR MISSION TO HELP SMOKERS QUIT.

Hale's advantage of simply letting a smoker do what they are used while taking care of the entire cessation process will allow us to disrupt incumbents and become the market leader in the NRT space. Where Nicorette, Nicoderm, and e-cigarettes have failed - we will succeed.

We've done a lot of work to de-risk the upcoming milestones and look forward to having you as part of our journey to help people quit smoking and live healthier lives.

Thank you.



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APPENDIX 1

PRECLINICAL DATA: VAPOR ANALYSIS

50 PUFFS PER DEVICE **3** REPLICATES **ND** NOT DETECTED 👍

METALS IN AEROSOL (ng/puff)

ND — **Cadmium, Chromium, Lead, Nickel**

CARBONYLS IN AEROSOL (ug/puff)

ND — **Acetaldehyde, Acetoin, Acrolein, Butanal, Crotonaldehyde, Diacetyl, Furfural, Pentanedione**

FORMALDEHYDE IN AEROSOL (ug/puff)

.03

Lower than ICH Guidelines

NICOTINE IN AEROSOL (mg/puff)

.06

PROPYLENE GLYCOL (mg/puff)

.7

Additional data & methods available upon request.

APPENDIX 2

RESEARCHERS AGREE WITH OUR APPROACH



Improved smoking cessation devices that use advanced technology could provide an urgently needed new tool for tobacco control for several reasons. First, with appropriate regulatory oversight, products could be designed to ensure elimination of known toxicants while delivering adequate nicotine. Second, the products would not be available to youth, unless prescribed as a smoking cessation medication under clinical guidance. Third, the availability of high-impact smoking cessation medications would allow the disentanglement of the highly contentious issue of tobacco harm reduction from use of clean nicotine for the purpose of smoking cessation. Fourth, wide availability of a clean, aerosolized medicinal nicotine product would eliminate the current existing gap in nicotine delivery efficiency which exists between first-line recommended NRT products, and modern electronic nicotine delivery systems.

Finally, smokers would likely be more willing to use more efficacious treatments.[1]



- Dr. Rees, Director of the Center for Global Tobacco Control at Harvard University, May 2021

[1] "Beyond 'Safe and Effective': The urgent need for high-impact smoking cessation medications" (May 2021) https://www.sciencedirect.com/science/article/abs/pii/S0091743521001511

EXHIBIT E

Video Transcripts

INTRO:

"A group of scientists from leading institutions recently published a paper titled **"The urgent need for high-impact smoking cessation medications"** -- *in this paper* They argue that through nearly five decades of medical research, there has yet to be a pharmaceutical intervention that leads to permanent cessation in even a substantial minority of users. With over 500,000 deaths related to smoking every single year in the United States it's time for a solution that actually helps people quit.

JOSH:
At Hale, we believe we've been given a gift in the form of vaporizer technology but to date it's been misused as a means to keep people addicted to a substance instead of helping them live a healthier lifestyle.

DEVIN:
That belief is embodied in the technology we've developed. Our patented dual capsule design allows us to wean people off nicotine while providing them with a consistent smoke experience.

DEVIN:
While other Nicotine Replacement Therapies such as the patch and the gum fail helping smokers for a variety of reasons, the main reason is that smoking is a completely different experience in comparison to those products - we allow smokers to continue doing what they're doing when they're having a craving - just pick up our device and smoke

JOSH:
That lack of behavior change coupled with our ability to very incrementally reduce nicotine dosage over time will enable us to have higher cessation success rates compared to the products that are currently on the market, disrupt them and create a multi-billion dollar opportunity.

JOSH:
What's important in our strategy as well is the regulatory path that we are following. Rather than being licensed as a tobacco product like every other e-cigarette on the market, we are pursuing approval as a therapeutic solution to smoking. Going through the Center of Drug Evaluation of Research at the FDA is gonna force us to not only have a safe product but an effective one as well and give us the ability to make claims that no other electronic nicotine delivery system on the market can make today.

DEVIN:
The FDA path may sound difficult , but we have and are de-risking it in a number of ways. We're looking at additional countries to provide a more rapid approach to market and have run several preclinical tests to demonstrate the safety of our product.

JOSH:
Some of those preclinical tests - have shown that harmful constituents - like aldehydes, metals and carbonyls that are typically found in tobacco products on the market today are either at extremely low levels or not detected in our vapor.

Toxicological analysis has shown - that our vapor produces an estimated 99% reduction - in lifetime cancer risk when compared to combustible cigarettes.

JOSH:
We've got a number of incredible investors, advisors and partners that are behind us, support us and believe in our mission. We hope that you'll join us, or support us to finally end one of the leading causes of preventable death.

HALE DEMO VIDEO:

JOSH:
While I can't link you to a prototype of our device, given there's a hardware component to it. I figured I'll show you how it works. So if you're a cigarette smoker, all you have to do is hit the device. And we have our dual capsule mouthpiece right here, one containing nicotine, one containing a non nicotine formulation. And that's how we control the time and temperature on each of these at an inverse relationship. And now go ahead and splice in the mobile application so you can see how that works. Thanks. Here's a quick demo of the Hale app. So click the Sign Up button to get started. Type your name, email address, password and I'm going to ask you to go ahead and pair your device. Simply done by tapping twice on the device itself. It'll ask you if this is the first time you're using your device. Click Yes. And your device is paired. Then go ahead and inhale on your device to make sure that it's connected shows that it's being hit. And then we're going to ask you to level up nicotine in that hit if it was too much, just right or not enough and that's going to give your baseline nicotine level so we're gonna say it's just right. And now we're taking to our quit smoking. Screen, or we can decide what they want to quit smoking. We're going to go with the ideal date, which is December 1. And then you're taken to your main Data screen, which is going to show your hipcamp Yesterday's headcount and the battery on your device. It's that simple. You can go to the menu screen, choose to update your quit. Date, repair the device in case it gets disconnected contest, contact us for feedback, or logout. And that's the hill mobile application.

HALE SYSTEM VIDEO:
[Video showing 3D rendering and design of vaporizer. *No dialogue*]